SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Global Ship Lease, Inc.

(Name of Issuer)

Class A Common Shares, Par Value $0.01 per share

(Title of Class of Securities)

Y27183105

(CUSIP Number)

Michael S. Gross

500 Park Avenue, 5th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

SCHEDULE 13D

CUSIP No. Y27183105

(1)	Name of reporting person. Michael S. Gross
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Source of funds (see instructions). PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (also see Items 4 and 5):	(7) Sole voting power: 12,983,645(1)
(8) Shared voting power: 0
(9) Sole dispositiPve power: 12,983,645(1)
(10) Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person (also see Item 4). 12,983,645(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11) (also see Item 5). 32.41%(2)
(14)	Type of reporting person (see instructions). IN

(1)	Reflects the aggregate amount beneficially owned as of August 28, 2008.
(2)	Based upon 40,061,129 outstanding shares, which includes the 33,203,841 Class A Common Shares of the Issuer issued and outstanding as of August 14, 2008, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on August 20, 2008, as well as the 3,007,288 Class A Common Shares underlying the Class A Warrants held by Marathon Founders, LLC and the 3,850,000 Class A Common Shares underlying the Founder Warrants held by Mr. Gross.

SCHEDULE 13D

CUSIP No. Y27183105

(1)	Name of reporting person. Marathon Founders, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Source of funds (see instructions). AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (also see Items 4 and 5):	(7) Sole voting power: 5,808,645(1)
(8) Shared voting power: 0
(9) Sole dispositive power: 5,808,645(1)
(10) Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person (also see Item 4). 5,808,645(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☒
(13)	Percent of class represented by amount in Row (11) (also see Item 5). 16.04%(2)
(14)	Type of reporting person (see instructions). OO

(1)	Reflects the aggregate amount beneficially owned as of August 28, 2008.
(2)	Based upon 36,211,129 outstanding shares, which includes the 33,203,841 Class A Common Shares of the Issuer issued and outstanding as of August 14, 2008, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on August 20, 2008, as well as the 3,007,288 Class A Common Shares underlying the Class A Warrants held by Marathon Founders, LLC.

SCHEDULE 13D

CUSIP No. Y27183105

(1)	Name of reporting person. Marathon Investors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Source of funds (see instructions). AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (also see Items 4 and 5):	(7) Sole voting power: 0(1)
(8) Shared voting power: 0
(9) Sole dispositive power: 0(1)
(10) Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person (also see Item 4). 0(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☒
(13)	Percent of class represented by amount in Row (11) (also see Item 5). 0%(2)
(14)	Type of reporting person (see instructions). OO

(1)	Reflects the aggregate amount beneficially owned as of August 28, 2008.
(2)	Based upon the 33,203,841 Class A Common Shares of the Issuer issued and outstanding as of August 14, 2008, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on August 20, 2008.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relating to the Class A Common Shares par value $0.01 per share (“Class A Common Shares”) of Global Ship Lease, Inc. (“Global Ship Lease”) is being filed on behalf of the undersigned to amend the Schedule 13D (the “Amendment”), which was originally filed on August 25, 2008 (the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.	Identity and Background.

The Reporting Persons have agreed to jointly file this Amendment. A Joint Filing Agreement is filed herewith.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of the Schedule 13D and the Amendment is hereby incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information in Item 4 of the Schedule 13D is incorporated herein by reference and is supplemented as follows.

On August 28, 2008, Marathon Investors transferred its 5,500,000 Founder Warrants to its sole member, Mr. Gross, and dissolved. Mr. Gross then transferred 1,650,000 Founder Warrants to Magnetar Capital Partners LP in consideration for and in proportion to the funds previously contributed by Magnetar Capital Partners LP to Marathon Investors.

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 of the Schedule 13D is incorporated herein by reference and is supplemented as follows.

(a) The information required by this paragraph is set forth in rows (11) through (13) of the cover page of this Amendment No. 1 to Schedule 13D and is incorporated herein by reference. As of August 28, 2008, the Reporting Persons are the beneficial owners of an aggregate of approximately 32.41% of the issued and outstanding Class A Common Shares (based upon 40,061,129 outstanding shares, which includes the 33,203,841 Class A Common Shares of the Issuer issued and outstanding as of August 14, 2008, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on August 20, 2008, as well as the 3,007,288 Class A Common Shares underlying the Class A Warrants held by Marathon Founders and the 3,850,000 Class A Common Shares underlying the Founder Warrants held by Mr. Gross). Marathon Founders holds 2,801,356 of the Class A Common Shares and 3,007,288 Class A Warrants that are exercisable for Class A Common Shares beneficially owned by Mr. Gross. Mr. Gross may be considered to have beneficial ownership of Marathon Founders’ interests in Marathon.

(b) The response of the Reporting Persons to (i) rows (7) through (10) of the cover page of this statement and (ii) Item 5(a) are incorporated herein by reference.

(c) Other than as described in the Schedule 13D and the transfers of Founder Warrants described in Item 4 herein and incorporated herein by reference, the Reporting Persons have not effected any other transactions in the Class A Common Shares during the past 60 days.

(d) Not applicable.

(e) Marathon Investors ceased to be a beneficial owner of any Class A Common Shares on August 28, 2008.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated August 28, 2008, by and among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 28, 2008

By:	/s/ Michael S. Gross

Name:	Michael S. Gross

MARATHON FOUNDERS, LLC

By:	/s/ Michael S. Gross

Name:	Michael S. Gross
Title:	Managing Member

MARATHON INVESTORS, LLC

By:	/s/ Michael S. Gross

Name:	Michael S. Gross
Title:	Managing Member

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF MARATHON FOUNDERS, LLC

Name	Position	Address
Michael Gross	Managing Member	500 Park Avenue 5th Floor New York, NY 10022

DIRECTORS AND EXECUTIVE OFFICERS OF MARATHON INVESTORS, LLC

Name	Position	Address
Michael Gross	Managing Member	500 Park Avenue 5th Floor New York, NY 10022